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May 7, 2025	Lisa M. Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Eileen Smiley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Infrastructure Fund, LLC (the “Fund”)

(File Nos. 333-283670 and 811-24032)

Dear Ms. Smiley:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by teleconference on April 11, 2025, relating to the amended registration statement of the Fund on Form N-2/A (the “Registration Statement”), filed with the Commission on April 4, 2025 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: The Staff notes that the Registration Statement did not include financial information. Please include all financial information in a subsequent pre-effective amendment and note that a full financial review has to be completed before the filing can be declared effective.

Response: The Fund respectfully understands and acknowledges the Staff’s comment.

2.

Comment: In response to a prior comment from the Staff, the Fund replaced “enterprise” with “and/or large scale commerce” in the following sentence: “The Fund considers ‘Infrastructure Assets’ to be investments in physical and organizational structures and facilities needed for the operation of a society or enterprise, or the companies or projects involved in the development, maintenance, and operation of such facilities.” Please revert back to “enterprise.”

Response: The requested change has been made.

3.

Comment: In response to a prior comment form the Staff, the Fund described the nexus between “infrastructure” and “the companies or projects involved in the development, maintenance, and operation of such facilities.” In an appropriate part of the Registration Statement, please disclose this nexus.

Response: The requested change has been made.

* *  *

Please direct any questions you may have with respect to this filing to me at (617) 951-7780 or Gregory Davis at (415) 315-6327.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

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